CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

Nomura Securities International, Inc.
(A subsidiary of Nomura Holding America Inc.)
March 31, 2022
With Report of Independent Registered Public Accounting Firm

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SEC FILE NUMBER
8-15255

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/21 (MM/DD/YY) AND ENDING 03/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: NOMURA SECURITIES INTERNATIONAL, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

WORLDWIDE PLAZA, 309 WEST 49TH STREET
(No. and Street)

NEW YORK	NEW YORK	10019-7316
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christy Schaffner	(212) 667-8903	christy.schaffner@nomura.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

1 Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

We, Eugene Chiulli and William Hughes, swear (or affirm) that, to the best of our knowledge and belief the financial report pertaining to the firm of Nomura Securities International, Inc., (the "Company") as of March 31, 2022, is true and correct. We further swear (or affirm) that neither the Company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer. The statement of financial condition of the Company is made available to all of the members and allied members of the New York Stock Exchange, Inc.

Name: Eugene Chiulli
Title: Chief Financial Officer

Name: William Hughes
Title: Chief Operations Officer

Taileen Joa
Notary Public -State of New York
01J06229951
Qualified in New York County
My Commission Expires 25 Oct 2022

Notary Public

This report** contains (check all applicable boxes):

✓ (a) Statement of financial condition.
✓ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
✓ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17

CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Nomura Securities International, Inc.

Consolidated Statement of Financial Condition
March 31, 2022

Contents



Ernst & Young, LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors of
Nomura Securities International, Inc.

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Nomura Securities International, Inc. (the "Company") as of March 31, 2022 and the related notes (the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company at March 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2002.

May 27, 2022

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Nomura Securities International, Inc.
Consolidated Statement of Financial Condition
March 31, 2022
(Dollars in Thousands)

Assets

Cash		$	2,203,905
Deposits with exchanges and cash segregated under federal and other regulations or requirements			649,541
Collateralized financing agreements:			
Securities purchased under agreements to resell (includes $179,515 at fair value)	$ 50,755,432		
Securities borrowed	25,029,305		
			75,784,737
Securities received as collateral at fair value			200,903
Trading assets ($7,237,857 were pledged to various parties and $164,099 related to consolidated variable interest entity, not available to the Company)			33,480,754
Receivables:			
Brokers dealers and clearing organizations	2,367,957		
Customers, net of allowance for credit loss of $451,039	285,569		
Interest and dividends	162,828		
			2,816,354
Furniture, equipment, leasehold improvements and software, net (includes accumulated depreciation and amortization of $43,089)			30,058
Other assets			127,734
Total assets		$	115,293,986

Liabilities and stockholder's equity

Liabilities:			
Collateralized financing agreements:			
Securities sold under agreements to repurchase (includes $1,457,955 at fair value)	$ 69,503,971		
Securities loaned	13,149,518		
		$	82,653,489
Obligation to return securities received as collateral at fair value			200,903
Borrowings from Parent			3,782,484
Trading liabilities			16,136,698
Payables and accrued liabilities:			
Brokers dealers and clearing organizations	5,087,056		
Customers	467,688		
Compensation and benefits	268,618		
Interest and dividends	74,753		
Taxes	107,393		
Other	173,671		
			6,179,179
Subordinated borrowings			3,700,000
Borrowing at fair value related to a consolidated variable interest entity and is non-recourse to the Company			111,815
Total liabilities			112,764,568
Commitments, contingent liabilities and guarantees (Note 11)			
Stockholder's equity			2,529,418
Total liabilities and stockholder's equity		$	115,293,986

See accompanying Notes to Consolidated Statement of Financial Condition.

Nomura Securities International, Inc.
Notes to Consolidated Statement of Financial Condition
March 31, 2022

1. Organization

Nomura Securities International, Inc. ("NSI" or the "Company") is a wholly owned subsidiary of Nomura Holding America Inc. ("NHA" or the "Parent") which itself is wholly owned by Nomura Holdings, Inc. ("NHI" or "Nomura"), a Japanese corporation. This Consolidated Statement of Financial Condition includes the accounts of NSI and a variable interest entity where NSI has been determined to be the primary beneficiary.

The Company is a U.S. registered broker and dealer under the Securities Exchange Act of 1934 and a futures commission merchant with the Commodity Futures Trading Commission ("CFTC"). Financial Industry Regulatory Authority ("FINRA") is the Company's designated regulator. The Company is licensed to transact on the New York Stock Exchange ("NYSE") and is a member of other principal securities exchanges. The Company provides investment banking and brokerage services to institutional customers and enters into principal transactions for its own account.

The Company manages, analyzes and reports on its business on the basis of one business segment.

2. Significant Accounting Policies

Principles of Consolidation

The Consolidated Statement of Financial Condition includes the accounts of the Company and entities deemed to be variable interest entities ("VIEs") under Accounting Standards Codification ("ASC") 810-10-15, *Consolidations – Variable Interest Entities* ("ASC 810-10-15"), where the Company has been determined to be the primary beneficiary of such entities. At March 31, 2022, the Company is the primary beneficiary of one variable interest entity (see Note 14).

Use of Estimates

The Consolidated Statement of Financial Condition is presented in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported in the Consolidated Statement of Financial Condition and accompanying notes. Management believes that the estimates utilized in preparing its Consolidated Statement of Financial Condition are reasonable and prudent. Actual results could differ from those estimates.

During times of financial crisis and dislocated markets, such as during the current COVID-19 pandemic, additional use of estimates may be required or existing estimates may be increasingly judgmental.

Foreign Currency

Assets and liabilities denominated in non-United States dollar currencies are remeasured into United States dollar equivalents at spot foreign exchange rates prevailing on the date of the Consolidated Statement of

Financial Condition, while revenue and expense accounts are remeasured at the actual foreign exchange rate on the date the transaction occurred. Gains and losses resulting from non-United States dollar currency transactions are included in income.

Cash

At times, cash balances will exceed Federally insured levels, however the Company does not believe there is significant credit risk with respect to these balances. The Company defines cash equivalents to be highly liquid investments with original maturities of three months or less, other than those held for trading purposes. At March 31, 2022, the Company did not have any cash equivalents.

Securities Transactions

Proprietary securities transactions in regular way trades are recorded on the Consolidated Statement of Financial Condition on trade date, along with related revenues and expenses. Proprietary securities transactions in which the settlement date is considered non-regular way, or extended, are accounted for as forward derivative transactions in between trade date and settlement date, with changes in fair value recorded in earnings in between trade date and settlement date.

Customers' securities transactions are recorded on a settlement date basis. Related revenues and expenses from customer securities transactions are recorded on a trade date basis.

Fair Value Measurements

A significant amount of the assets and liabilities of the Company are carried at fair value on a recurring basis with changes in fair value recognized in income under various accounting literature, principally applicable industry guidance, such as ASC 940, *Financial Services – Brokers and Dealers* ("ASC 940"), but also, ASC 815, *Derivatives and Hedging* ("ASC 815") and by the fair value option election in accordance with ASC 825, *Financial Instruments* ("ASC 825"). If the Company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings.

The Company applies the fair value option for certain securities purchased under agreements to resell, certain securities sold under agreements to repurchase, *Securities received as collateral at fair value, Obligation to return securities received as collateral at fair value* and long term borrowings of a consolidated VIE (see Notes 4 and 14).

ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820") defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and determines disclosures associated with the use of fair value requirements (see Note 4).

Assets and liabilities recorded at fair value on the Consolidated Statement of Financial Condition are categorized for disclosure purposes, based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels are defined by ASC 820 and are directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities (see Note 4).

Trading assets and trading liabilities, including securities positions, loan commitments and contractual commitments arising pursuant to derivatives contracts, are recorded on the Consolidated Statement of Financial Condition at fair value, with unrealized gains and losses reflected in income.

Derivative financial instruments are presented on a net-by-counterparty basis where evidence that an enforceable legal right of setoff exists, in accordance with ASC 210-20, *Balance Sheet – Offsetting* ("ASC 210-20") and ASC 815-10-45, *Derivatives and Hedging – Overall – Other Presentation Matters* ("ASC 815-10-45"). The fair value is netted across products where allowable in the associated master netting agreements. Also, the Company generally offsets fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that are eligible for offset under the same master netting agreements.

Transfers of Financial Assets

The Company accounts for the transfer of a financial asset as a sale when it relinquishes control over the asset by meeting the following conditions outlined in ASC 860, *Transfers and Servicing* ("ASC 860"), (a) the asset has been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the asset received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, if the holders of its beneficial interests have the right to pledge or exchange the beneficial interests held and (c) the transferor has not maintained effective control over the transferred asset.

In connection with its securitization activities, the Company utilizes special purpose entities ("SPEs") to securitize agency and non-agency mortgage-backed securities. The Company's involvement with SPEs includes structuring and underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. The Company derecognizes financial assets transferred in securitizations provided that the Company has relinquished control over such assets and does not consolidate the SPE. The Company may obtain or retain an interest in the financial assets, including residual interests in the SPEs. Any such interests are accounted for at fair value and are included within *Trading assets* on the Consolidated Statement of Financial Condition with changes in fair value included income.

Collateralized Financing Agreements

Securities purchased under agreements to resell ("resale agreements") and *Securities sold under agreements to repurchase* ("repurchase agreements") are treated as financing transactions and are carried at the amounts at which the securities will be subsequently resold or reacquired plus accrued interest, except for certain resale and repurchase agreements for which the Company has elected the fair value option.

Repurchase and resale agreements are presented on a net-by-counterparty basis on the Consolidated Statement of Financial Condition where net presentation is permitted by ASC 210-20. It is the Company's policy to take possession of securities collateralizing resale agreements. Similarly, counterparties take possession of the Company's securities collateralizing repurchase agreements. Substantially all of these transactions are collateralized by United States government and residential mortgage backed agency securities. The Company monitors the market value of the underlying securities as compared to the related receivables or payables, including accrued interest and requests or returns additional collateral when deemed appropriate.

The Company records repurchase and resale transactions on the date the initiation and termination of the activity occurs.

Securities borrowed and *Securities loaned* are included on the Consolidated Statement of Financial Condition at the amount of cash collateral advanced or received plus accrued interest. *Securities borrowed* transactions require the Company to deposit cash, letters of credit or other securities with the lender. With respect to *Securities loaned*, the Company receives collateral in the form of cash or other securities. When securities or letters of credit are pledged as collateral for securities borrowed, such transactions are not recorded on the Consolidated Statement of Financial Condition. The Company monitors the market value of the securities borrowed or loaned against the collateral on a daily basis and additional cash or securities are obtained or refunded, as necessary, to ensure that such transactions are adequately collateralized for the Company's risk management purposes. In accordance with ASC 860, when the Company acts as the lender in a securities lending agreement and receives securities as collateral that can be repledged or sold, it recognizes the amounts received and a corresponding obligation to return them. These amounts are recorded in *Securities received as collateral at fair value* and *Obligation to return securities received as collateral at fair value*, respectively, on the Consolidated Statement of Financial Condition.

Borrowings at fair value

Borrowings at fair value represents long term borrowings of a consolidated VIE.

Receivables from and Payables to Customers

Receivables from and payables to customers primarily include amounts due on delivery versus payment / receipt versus payment, customer fails, margin and cash collateral. Securities owned by customers are held as collateral for these receivables. Also included are receivables related to investment banking services. See discussion of Customer contract balances below. In addition, *Receivables from customers* includes a prime brokerage ("PB") margin receivable related to the matter discussed below.

In March 2021, a cash PB client failed to meet a margin call by the Company, which resulted in the termination of its PB agreement and the full repayment of its outstanding margin receivable balance became due immediately. Following the failed margin call, the Company exercised its right to sell any related collateral and apply the proceeds to the outstanding margin receivable balance. When the client failed to meet the margin call, the margin receivable no longer met the criteria for the collateral maintenance provision per ASC 326-20-35-6 and an appropriate current expected credit loss ("CECL") allowance was

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taken for the exposure based on the collateral value method. The exposure was the net of the margin receivable and the market value of the stock collateral. For the period April 1, 2021 through May 13, 2021, the Company completed the unwinding of the stock collateral and recognized additional losses in income. In January 2022, the Company received a distribution of excess operating funds of $4.9 million from the PB client. In March 2022, the company released $17.7 million of allowance for credit losses based on management's assessment of future recoverability of the PB margin receivable. At March 31, 2021 and March 31, 2022, the allowance for credit loss on the PB margin receivable was $392 million and $451 million, respectively. The allowance for credit loss is recorded in *Receivables from customers* on the Consolidated Statement of Financial Condition. At March 31, 2022, the PB margin receivable, net of the allowance for credit loss was $17.7 million.

Allowance for credit loss

The CECL model requires the measurement of expected credit losses for financial assets measured at amortized cost, using relevant information about past events, including historical credit loss experience on financial assets with similar risk characteristics, current conditions, and reasonable and supportable forecasts that affect the collectability of the remaining cash flows over the contractual term of the financial assets. The overall estimate of the allowance for credit losses is based on both quantitative and qualitative considerations.

The majority of financial assets subject to CECL are resale agreements, securities borrowed, customer fails, margin receivables, and PB receivables. The Company applied the collateralized maintenance method to resale agreements and PB receivables and determined a CECL provision was not required other than the amount mentioned above. Qualitative methods are applied to securities borrowed, customer fails and margin receivables and the other remaining assets where there is no history of significant credit losses and reasonable expectation of minimal future credit losses with any potential measurement of credit losses being immaterial. The Company has elected to exclude accrued interest receivable from the amortized cost basis of financial instruments used to measure expected credit losses. Accrued interest receivable balances are charged off against interest income when the related financial instrument is placed on nonaccrual status.

Other than the PB receivable discussed above, no other CECL allowance against outstanding balances were deemed necessary at March 31, 2022.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from/payables to brokers, dealers and clearing organizations primarily include cash collateral deposited with clearing organizations including initial and variation amounts related to futures contracts as well as unsettled variation margin, margin paid/received on resale and repurchase agreements, securities failed-to-deliver and receive and pending trades.

Leases

The Company primarily enters into lease contracts as a lessee of office space. Leases with terms exceeding one year are recognized as a right-of-use ("ROU") asset and corresponding lease liability. ROU assets are

reflected in *Furniture, equipment, leasehold improvements and software, net* and lease liabilities are reflected in *Other payables and accrued liabilities* on the Consolidated Statement of Financial Condition.

Both at transition and for new leases entered into after adoption, ROU assets and lease liabilities are initially recognized based on the present value of the future minimum lease payments over the lease term, discounted using NHI's unsecured borrowing rate. The ROU assets are adjusted for prepaid lease payments, initial direct costs incurred and lease incentives received.

Revenue Recognition

Interest and dividends revenues are earned primarily from *Cash, Trading assets,* and *Collateralized financing agreements* and are accounted for on an accrual basis. Dividends are recorded on an ex-dividend date basis.

Principal transactions revenues primarily consist of revenues related to realized and unrealized gains and losses on securities and derivative financial instruments. Also included in Principal transactions are unrealized gains and losses on financial instruments carried at fair value due to the Company's election of the fair value option under ASC 825.

The Company recognizes revenues from related parties under a transaction services agreement principally for profit sharing, as described in Note 12. These revenues are recognized as earned and are accounted for on an accrual basis within income.

Revenues from Contracts with Clients

Revenues are recognized when the promised services are provided to clients, in an amount that is based on the consideration the Company expects to receive in exchange for those services when such amounts are not probable of significant reversal. Commissions, net and Investment banking, net represent the Company's revenue from contracts with clients.

Commissions, net

Commissions, net consist principally of fees charged to clients, primarily institutions and affiliates, for the execution of trades made on their behalf and are recorded on a trade date basis as securities transactions occur. Also included in Commissions, net are revenues received from affiliates under a sales credit agreement. Certain related party transactions are recorded as a reduction of commission revenues described in Note 12.

Investment banking, net

Investment banking, net consist of fees arising from securities offerings in which the Company acts as an underwriter or selling agent, loan syndication or from other corporate advisory services. These amounts are

reported net of fees shared with other affiliates who participate in these transactions and are comprised of underwriting revenue and advisory revenue for the year ended March 31, 2022.

Underwriting – Underwriting and syndication revenues are recognized at a point in time when the underlying transaction is complete. Underwriting expenses, primarily consisting of legal, travel and other costs directly associated with the transaction, are deferred and recognized in Other expenses when the related underwriting revenues are recorded. Client reimbursements are recorded in Investment banking, net within income.

Advisory – Fees are recognized as and when the performance obligation to the client is satisfied and when revenues are not probable of a significant reversal. Expenses associated with advisory transactions are recorded within Professional fees and Advertising and market development expenses. Client reimbursements are recorded in Investment banking, net within income.

Customer contract balances

Customer contract receivables represent the unconditional right of the Company to receive consideration for services provided in connection with its contracts with clients and are recorded in *Receivables from customers* on the Consolidated Statement of Financial Condition. The amount of customer contract receivables as of April 1, 2021 and March 31, 2022 were $68.5 million and $55.9 million, respectively.

Customer contract assets represent the right of the Company to receive consideration for services provided in connection with its contracts with clients for which collection is conditional and not merely subject to the passage of time.

Customer contract liabilities represent consideration received by the Company, in connection with its contracts with clients, prior to providing the service. At April 1, 2021 and March 31, 2022, customer contract assets and customer contract liabilities were immaterial.

Expenses

Interest and dividends expense is incurred primarily on *Collateralized financing agreements, Trading liabilities, Borrowings from Parent* and *Subordinated borrowings,* and is accounted for on an accrual basis. Dividends are recorded on an ex-dividend date basis.

Service fees with related parties, net primarily includes costs for operational and administrative functions outsourced to affiliate companies, principally NHA. These fees are determined under either service agreements or an allocation method approved by management (see Note 12). Service fees with related parties, net also includes sales credits paid to affiliates essentially representing an internal sales commission for the affiliates involvement in sales effort.

Income Taxes

Certain income and expense items are accounted for in different periods for income tax purposes as compared to financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences in accordance with the provisions of ASC 740, *Income Taxes* ("ASC 740").

ASC 740 also provides guidance and prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of uncertain tax positions (see Note 13).

The Company's policy is to treat interest and/or penalties related to income tax matters and uncertain tax positions as part of pretax income.

New Accounting Pronouncements

No new accounting pronouncements relevant to the Company were adopted during the year ended March 31, 2022.

3. Deposits with exchanges and cash segregated under federal and other regulations or requirements

Deposits with exchanges and cash segregated under federal and other regulations or requirements ("restricted cash") is presented separate from *Cash* in the Consolidated Statement of Financial Condition. It includes deposits with clearing organizations and amounts set aside to secure customers' deposits segregated pursuant to Federal and other regulations.

Cash of approximately $0.1 million and securities of $186.7 million have been segregated on behalf of securities customers pursuant to the reserve formula requirements of Securities and Exchange Commission ("SEC") Rule 15c3-3. The segregated securities were sourced from a resale agreement and trading assets owned on the Consolidated Statement of Financial Condition.

Cash of $34.4 million and securities of $688.6 million have been segregated on behalf of Proprietary Accounts of Brokers ("PAB") under the SEC Requirements of 15c3-3. The segregated securities were sourced from resale agreements and trading assets owned on the Consolidated Statement of Financial Condition.

Cash of approximately $279.2 million and securities of $43.9 million have been segregated pursuant to CFTC Regulations 1.20 and cash of approximately $16.6 million have been segregated pursuant to CFTC Regulation 30.7, respectively, and represent funds accruing to customers as a result of trades or contracts.

Cash of $319.2 million was deposited with clearing organizations to satisfy the Company's guaranty deposit requirements as a clearing member of such organizations. These amounts are determined by such clearing organizations and are subject to change.

Nomura Securities International, Inc.
Notes to Consolidated Statement of Financial Condition (continued)

4. Fair Value Measurements

The Fair Value of Financial Instruments

A significant amount of the Company's financial instruments are carried at fair value. Financial instruments that are carried at fair value on a recurring basis include *Trading assets* and *Trading liabilities*. Additionally, the Company applies the fair value option for certain *Securities purchased under agreements to resell, Securities sold under agreements to repurchase* and *Borrowings at fair value related to a consolidated variable interest entity*. The Company also elected the fair value option for *Securities received as collateral at fair value* and *Obligation to return securities received as collateral at fair value*.

Other financial instruments are measured at fair value on a nonrecurring basis, where the primary measurement basis is not fair value but where fair value is used in specific circumstances after initial recognition, such as to measure impairment.

In all cases, fair value is determined in accordance with ASC 820, which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date.

It assumes the transaction occurs in the Company's principal market, or in the absence of the principal market, the most advantageous market for the relevant financial asset or liability.

Valuation Methodology for Financial Instruments Carried at Fair Value on a Recurring Basis

The fair value of financial instruments is based on quoted market prices including market indices, broker or dealer quotations or an estimation by management of the expected exit price under current market conditions. Certain over the counter ("OTC") contracts have bid and offer prices that are observable in the market. These are measured at the point within the bid-offer range which best represents the Company's estimate of fair value. Where quoted market prices or broker or dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value. Where quoted prices are available in active markets, no valuation adjustments are taken to modify the fair value of assets or liabilities that are marked using such prices.

Certain instruments may be measured using valuation techniques, such as valuation pricing models incorporating observable parameters, unobservable parameters or a combination of both. Valuation pricing models use parameters which would be considered by market participants in valuing similar financial instruments.

Valuation pricing models and their underlying assumptions impact the amount of unrealized gains and losses recognized. The use of different valuation pricing models or underlying assumptions could produce different financial results. Valuation uncertainty results from a variety of factors, including the valuation technique or model selected, the quantitative assumptions used within the valuation model, the inputs into

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the model, as well as other factors. Valuation adjustments are used to reflect the assessment of this uncertainty. Common valuation adjustments may include model reserves, credit adjustments, close-out adjustments, and other appropriate instrument-specific adjustments, such as those to reflect transfer or sale restrictions.

The degree of adjustments is largely judgmental and is based on an assessment of the factors that management believes other market participants would use in determining the fair value of similar financial instruments. The type of adjustments taken, the methodology for the calculation of these adjustments and the inputs for these calculations are reassessed periodically to reflect current market practice and the availability of new information.

For example, the fair value of certain financial instruments includes adjustments for credit risk; both with regards to counterparty credit risk on positions held and the Company's own creditworthiness on positions issued.

Credit risk on financial assets is significantly mitigated by credit enhancements such as collateral and netting arrangements. Any net credit exposure is measured using available and applicable inputs for the relevant counterparty. The same approach is used to measure the credit exposure on the Company's financial liabilities as is used to measure counterparty credit risk on the Company's financial assets.

Valuation pricing models are calibrated to the market on a regular basis by comparison to observable market pricing, comparison with alternative model and analysis of risk profiles and inputs used are adjusted for current market conditions and risk. The Model Validation Group ("MVG") within the Risk Management Division reviews pricing models and assesses model appropriateness and consistency independently of the front office. The model reviews consider a number of factors about a model's suitability for valuation and sensitivity of the models used for a particular product.

Fair Value Hierarchy

All financial instruments measured at fair value, including those carried at fair value using the fair value option, have been categorized into a three-level hierarchy (the "fair value hierarchy") based on the transparency of valuation inputs used by the Company to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the financial instrument. A financial instrument valued using a combination of Level 1, 2 and 3 inputs would be classified as a Level 3 financial asset or liability where the Level 3 inputs are significant to its measurement. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1 – Unadjusted quoted prices for identical financial instruments in active markets accessible by the Company at the measurement date.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable either directly or indirectly for substantially the full term (contractual life) of the asset or liability.

Level 3 – One or more inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following table presents information about the Company's financial assets and financial liabilities measured at fair value on a recurring basis, as of March 31, 2022, within the fair value hierarchy (dollars in thousands):

	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting[1]	Total
Assets					
Trading Assets:					
Mortgage-backed securities - agency	$ -	$ 11,186,428	$ -	$ -	$ 11,186,428
Mortgage-backed securities - non-agency[2]	-	466,968	60,357	-	527,325
U.S. and foreign government and agency securities	16,276,429	2,558,420	421	-	18,835,270
Equity securities	1,413,116	368,465	677	-	1,782,258
Bank and corporate debt securities	-	1,814	143,366	-	145,180
Collateralized debt/loan obligations	-	85,365	161,355	-	246,720
Asset-backed securities	-	100,565	-	-	100,565
Derivative instruments:					
Equity contracts	-	799,769	53,413	-	853,182
Interest rate contracts	3,716	1,055,976	-	-	1,059,692
Credit contracts	-	157,289	-	-	157,289
Foreign exchange contracts	-	82,901	-	-	82,901
Netting	-	-	-	(1,496,056)	(1,496,056)
Total derivatives	3,716	2,095,935	53,413	(1,496,056)	657,008
Total Trading assets	$ 17,693,261	$ 16,863,960	$ 419,589	$ (1,496,056)	$ 33,480,754
Securities received as collateral at fair value[4]	$ 8,171	$ 192,732	$ -	$ -	$ 200,903
Securities purchased under agreements to resell[4]	$ -	$ 47,832	$ 131,683	$ -	$ 179,515
Liabilities					
Trading Liabilities:					
U.S. and foreign government and agency securities	$ 13,439,965	$ 710,225	$ 267	$ -	$ 14,150,457
Equity securities	1,151,363	15,510	-	-	1,166,873
Loan commitments	-	-	223	-	223
Bank and corporate debt securities	-	1,958	36	-	1,994
Derivative instruments:					
Equity contracts	-	1,175,835	-	-	1,175,835
Interest rate contracts	5,064	959,865	-	-	964,929
Credit contracts	-	201,709	162	-	201,871
Foreign exchange contracts	-	6,852	-	-	6,852
Netting	-	-	-	(1,555,056)	(1,555,056)
Total derivatives	5,064	2,344,261	162	(1,555,056)	794,431
Mortgage-backed securities - agency	-	16	-	-	16
Collateralized debt/loan obligations	-	22,393	311	-	22,704
Total Trading liabilities	$ 14,596,392	$ 3,094,363	$ 999	$ (1,555,056)	$ 16,136,698
Obligation to return securities received as collateral at fair value[4]	$ 8,171	$ 192,732	$ -	$ -	$ 200,903
Securities sold under agreements to repurchase[4]	$ -	$ 1,457,955	$ -	$ -	$ 1,457,955
Borrowings at fair value[3][4]	$ -	$ 111,815	$ -	$ -	$ 111,815

[1] The amount offset under counterparty netting of derivative assets and liabilities and cash collateral netting against derivatives.
[2] Includes $164,099 classified in Level 2 related to consolidated variable interest entity.
[3] Includes $111,815 classified in Level 2 related to consolidated variable interest entity.
[4] Items for which the Company elected the Fair value option under ASC 825.

Nomura Securities International, Inc.
Notes to Consolidated Statement of Financial Condition (continued)

Valuation Methodology by Major Class of Financial Asset and Liability

The following table describes the valuation methodology used by the Company to estimate fair value of major classes of financial assets and financial liabilities, together with the significant inputs which determine their classification in the fair value hierarchy:

Product/Instrument	Valuation methodology, inputs and assumptions	Valuation Hierarchy Classification
Mortgage-backed securities ("MBS")	Valuations are primarily based on discounted cash flows ("DCF"), but also quoted market prices and recent market transactions of identical or similar securities, if available. Significant inputs may include: • Yields • Default probabilities • Prepayment rates • Loss severities	Generally level 2 Level 3 when they are traded infrequently, or the significant inputs used in DCF valuations are unobservable
U.S. and foreign government and agency securities	Valued using quoted market prices, broker or dealer quotations, DCF or alternative pricing sources. Significant inputs may include: • Credit spreads • Recovery rates	Level 1 when traded in active markets Level 2 or 3 when traded in less active markets
Equity securities	Listed securities: Valued using quoted prices for identical securities where available. Listed equities traded in inactive markets are valued using the exchange price as adjusted to reflect liquidity and bid/offer spreads. Unlisted securities: Valued using DCF or market multiple valuation technique. Market multiple techniques include comparable ratios such as enterprise value / earnings before interest, taxes, depreciation and amortization ("EV/EBITDA") based on relationships between numbers reported in the consolidated financial statements of the investee and the price of comparable companies. A liquidity discount might also be applied to reflect the specific characteristics of the investee. Significant inputs may include: • Yields • Recovery rates • Credit spreads • Liquidity discounts	Level 1 or 2 Level 3
Bank and corporate debt securities	Valued using DCF, quoted market prices and/or recent market transactions of identical or similar debt securities, if available. Significant inputs may include: • Yield curves • Recovery rates • Asset swap spreads • Credit spreads of the issuer	Level 2 or 3
Collateralized debt/loan obligations ("CDOs"/"CLOs")	Valued using DCF, quoted market prices and/or recent market transactions of identical or similar securities, if available. Significant inputs may include: • Loss severities • Yields • Prepayment rates • Default probabilities	Level 2 or 3

Nomura Securities International, Inc.
Notes to Consolidated Statement of Financial Condition (continued)

Product/Instrument	Valuation methodology, inputs and assumptions	Valuation Hierarchy Classification
Asset-backed securities ("ABS")	Valued based on price or spread data obtained from observed transactions or independent external parties such as vendors or brokers, benchmarking to similar instruments and/or analyzing expected credit losses, default and recovery rates. In evaluating the fair value of each security, the Company may consider collateral-specific attributes including: • Payment priority • Delinquency rates • Credit enhancement • Prepayment rates levels • Loss severities • Type of collateral	Generally Level 2 Level 3 if external prices or significant spread inputs are unobservable or if the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance and other inputs.
Derivatives	Exchange-traded derivatives (excluding equity contracts).	Level 1 when valued using unadjusted exchange price Level 2 when valued using models
	Exchange-traded equity derivatives are valued using option models. Use of a model valuation is more representative of fair value than exchange price because of the higher volume and frequency of trading in the underlying equity instruments.	Level 2
	OTC derivative transactions are valued using DCF techniques as well as options models such as Black-Scholes and Monte Carlo simulation. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and the Company's own creditworthiness on derivative liabilities. Equity contracts significant inputs may include: • Equity prices • Volatilities • Dividend yields • Correlations Interest rate contracts significant inputs may include: • Interest rates • Volatilities • Forward foreign • Correlations exchange ("FX") rates Credit contracts significant inputs may include: • Interest rates • Default probabilities • Credit spreads • Volatilities • Recovery rates • Correlations • Loss severities FX contracts significant inputs may include: • Interest rates • Spot FX rates • Forward FX rates • Volatilities	Level 2 or 3
Loan Commitments	Valued using discounted cash flow ("DCF"). Significant inputs may include: • Yield curve • Recovery rates • Credit spreads	Level 3
Securities received as collateral at fair value / Obligation to return securities received as collateral at fair value	Valued the way the Company values its own inventory.	Level 1 or 2
Securities purchased under agreements to resell/ Securities sold under agreement to repurchase	Valuations are based on DCF. Significant inputs may include: • Credit Spreads • Repo rates	Level 2 or 3
Borrowings at fair value	Debt of a consolidated VIE is valued the way the Company values its own inventory.	Level 2

Valuation Processes

In order to ensure the appropriateness of any fair value measurement of a financial instrument used within this Consolidated Statement of Financial Condition, including those classified as Level 3 within the fair value hierarchy, the Company operates a governance framework which mandates determination or validation of a fair value measurement by control and support functions independent of the trading businesses assuming the risk of the financial instrument. Such functions within the Company with direct responsibility for either defining, implementing or maintaining valuation policies and procedures are as follows:

- The Product Control Valuations Group ("PCVG") has primary responsibility for determining and implementing valuation policies and procedures in connection with the determination of fair value measurements. While it is the responsibility of front office traders in the Company's trading businesses to price its financial instruments, the PCVG is responsible for independently verifying or validating these prices. In the event of a difference in opinion or where the estimate of fair value requires judgment, the valuation used within this Consolidated Statement of Financial Condition is made by senior management independent of the trading businesses. The PCVG reports to the Head of Product Control and ultimately to the NHA Chief Financial Officer;

- The Accounting Policy Group defines the Company's accounting policies and procedures in accordance with US GAAP, including those associated with determination of fair value. This group reports to the NHA Chief Financial Officer;

- The MVG within the Risk Management Division validates the appropriateness and consistency of pricing models used to determine fair value measurements independently of those who design and build the models. This group reports to the NHA Chief Risk Officer.

The fundamental components of this governance framework over valuation processes within the Company, particularly around Level 3 financial instruments, are the procedures in place around independent price verification, pricing model validation and revenue substantiation.

The valuation of financial instruments and determination of the provision for credit losses are more difficult when severe economic and market shocks occur. Dislocations between asset prices, higher volatility, reduced price transparency and deterioration in the credit worthiness of borrowers requires greater use of judgment.

Independent Price Verification Processes

The key objective of the independent price verification processes within the Company is to verify the appropriateness of fair value measurements applied to all financial instruments within the Company. In applying these control processes, observable inputs are used whenever possible and when unobservable inputs are necessary, the processes seek to ensure the valuation methodology and inputs are appropriate, reasonable and consistently applied.

The independent price verification processes aim to verify the fair value of all positions to external sources on a regular basis. The process involves obtaining independent data such as trades, marks and prices from external sources and examining the impact of marking the positions at the independent prices.

Where third-party pricing information sourced from brokers, dealers and consensus pricing services is used as part of the price verification process, consideration is given as to whether that information reflects actual recent market transactions or prices at which transactions involving identical or similar financial instruments are currently executable. If such transactions or prices are not available, the financial instrument will generally be classified as Level 3.

Where there is a lack of observable market information around the inputs used in a fair value measurement, the PCVG and the MVG will assess the inputs used for reasonableness considering available information including comparable products, volatility surfaces, curves and past trades.

Additional valuation adjustments may be taken for the uncertainty in the inputs used, such as correlation and where appropriate, trading desks may be asked to execute trades to evidence market levels.

Model Review and Validation

For more complex and illiquid financial instruments, pricing models are used to determine fair value measurements. Before models are put into official use, the MVG is responsible for validating their integrity and comprehensiveness independently from those who design and build them. As part of this validation process, the MVG analyzes a number of factors to assess a model's suitability and to quantify model risk by applying model reserves and capital adjustments.

Valuation models are developed and maintained by the front-office and risk models by the Risk Methodology Group within the Risk Management Division. Some models may also be developed by third party providers. The Risk Methodology Group has primary responsibility for the ongoing refinement and improvement of risk models and methodologies. All models are also subject to an annual re-approval process by MVG to ensure they remain suitable.

Revenue Substantiation

PCVG also ensures adherence to the Company's valuation policies through daily and periodic analytical review of net revenues. This process involves substantiating revenue amounts through explanations and attribution of revenue sources based on the underlying factors such as interest rates, credit spreads, volatility, FX rates etc. In combination with the independent price verification processes, this daily, weekly, monthly and quarterly review substantiates the revenues made while helping to identify and resolve potential booking, pricing or risk quantification issues.

Quantitative Information Regarding Significant Unobservable Inputs and Assumptions

The following table presents quantitative information about the significant unobservable inputs and assumptions used by the Company for certain material Level 3 financial instruments as of March 31, 2022 (dollars in thousands):

Nomura Securities International, Inc.
Notes to Consolidated Statement of Financial Condition (continued)

Class of financial instrument	Fair value	Valuation technique(s)	Unobservable inputs	Level 3 Input or Range of Inputs (%)	Weighted Average (%)
Assets					
Mortgage-backed securities - non-agency	$ 60,357	Discounted cash flow	Loss severities	0.0-99.9	6.9
U.S. and foreign government and agency securities	$ 421	Discounted cash flow	Recovery rates	6.0	6.0
Equity securities	$ 677	Discounted cash flow	Recovery rates	3.0	3.0
Bank and corporate debt securities	$ 143,366	Discounted cash flow	Credit spreads	1.5-1.9	1.7
			Recovery rates	0.0-60.6	19.2
Collateralized debt/loan obligations	$ 161,355	Discounted cash flow	Yields	8.9-27.5	15.4
			Prepayment rates	20.0	20.0
			Default probabilities	2.0	2.0
			Loss severities	0-100.0	67.6
Securities purchased under agreements to resell[1]	$ 131,683	Discounted cash flow	Repo rates	2.8-6.0	3.6
Derivatives, net Equity contracts	$ 53,413	Option models	Volatilities	32.1	n/a
Liabilities					
U.S. and foreign government and agency securities	$ (267)	Discounted cash flow	Recovery rates	6.0	6.0
Loan commitments	$ (223)	Discounted cash flow	Recovery rates	95.0	95.0
Bank and corporate debt securities	$ (36)	Discounted cash flow	Recovery rates	3.9	3.9
Collateralized debt/loan obligations	$ (311)	Discounted cash flow	Yields	16.1	16.1
			Prepayment rates	20.0	20.0
			Default probabilities	2.0	2.0
Derivatives, net Credit contracts	$ (162)	Discounted cash flow	Recovery rates	29	n/a

[1] Items for which the Company elected the Fair value option under ASC 825.

Sensitivity of Fair Value to Changes in Unobservable Inputs

For each class of financial instrument described in the above table, changes in each of the significant unobservable inputs and assumptions used by the Company will impact the determination of a fair value measurement for the financial instrument. The sensitivity of these Level 3 fair value measurements to changes in unobservable inputs and interrelationships between those inputs as described below, impact the determination of a fair value measurement for the financial instrument:

CDOs/CLOs – Significant increases (decreases) in yields, prepayment rates, probability of default and loss severities in the event of default, in isolation, would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumption used for prepayment rates.

MBS – Significant increases (decreases) in loss severities in the event of default, in isolation, would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity.

U.S. and foreign government and agency securities, Equity securities – Significant increases (decreases) in the recovery rates used in a DCF valuation technique result in a significantly higher (lower) fair value measurement.

Bank and corporate debt securities – Significant increases (decreases) in the credit spreads used in a DCF valuation technique would result in a significantly lower (higher) fair value measurement, while significant increases (decreases) in recovery rates would result in a significantly higher (lower) fair value measurement.

Credit contracts - Significant increases (decreases) in recovery rates used in a DCF valuation technique would result in a significantly lower (higher) fair value measurement.

Equity contracts - Significant increases (decreases) in volatilities used in an options model would result in a significantly higher (lower) fair value measurement.

Resale agreements– Significant increases (decreases) in the repo rates used in a DCF valuation technique would result in a significantly lower (higher) fair value measurement.

Loan commitments - Significant increases (decreases) in recovery rates used in a DCF valuation technique would result in a significantly higher (lower) fair value measurement.

The following table explains increases and decreases, including gains and losses, of Level 3 financial assets and financial liabilities measured at fair value on a recurring basis for the year ended March 31, 2022. Financial instruments classified as Level 3 are often economically hedged with instruments within Level 1 or Level 2 of the fair value hierarchy.
The gains or losses presented below do not reflect the offsetting gains
or losses for these hedging instruments. Level 3 instruments are at times measured using both observable and unobservable inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable parameters.

Nomura Securities International, Inc.
Notes to Consolidated Statement of Financial Condition (continued)

	Opening balance, April 1, 2021	Purchases	Issuances	Sales/ Redemptions	Total unrealized and realized gains/ (losses)	Transfers from Level 3	Transfers into Level 3	Balance, March 31, 2022
	(Dollars in thousands)							
Trading Assets:								
MBS - non-agency	$ 53,715	$ 39,478	$ -	$ (31,503)	$ (1,341)	$ -	$ 8	$ 60,357
Commercial mortgage backed securities	2	-	-	(1)	(1)	-	-	-
U.S. and foreign government and agency securities	464	-	-	-	(43)	-	-	421
Equity securities	553	1,979	-	(409)	(1,446)	-	-	677
Bank and corporate debt securities	155,550	-	-	(1,728)	(10,456)	-	-	143,366
Asset backed securities	1	-	-	-	-	(1)	-	-
Collateralized debt/loan obligations	136,619	771,749	-	(718,381)	(19,414)	(9,218)	-	161,355
Total assets	346,904	813,206	-	(752,022)	(32,701)	(9,219)	8	366,176
Derivatives, net:								
Equity contracts	28,742	-	-	-	24,671	-	-	53,413
Credit contracts	65	-	-	-	(227)	-	-	(162)
Total derivatives, net	28,807	-	-	-	24,444	-	-	53,251
Trading Liabilities:								
U.S. and foreign government and agency securities	(450)	-	-	-	183	-	-	(267)
Equity securities	(1)	-	-	-	-	1	-	-
Bank and corporate debt securities	(40)	-	-	-	4	-	-	(36)
Collateralized debt/loan obligations	(11,138)	(13,247)	-	23,867	218	-	(11)	(311)
Loan commitments	-	(223)	-	-	-	-	-	(223)
Net trading assets	$ 364,082	$ 799,736	$ -	$ (728,155)	$ (7,852)	$ (9,218)	$ (3)	$ 418,590
Securities Purchased Under Agreements To Resell [1]	$ 164,263	$ 17,620	$ -	$ (45,693)	$ (4,507)	$ -	$ -	$ 131,683

[1] Items for which the Company elected the Fair value option under ASC 825.

Transfers Between Levels of the Fair Value Hierarchy

Transfers From Level 2 to Level 3:

- There were no material transfers from Level 2 to Level 3 during the year ended March 31, 2022.

Transfers From Level 3 to Level 2:

- *CDOs/CLOs* of approximately $9.2 million were transferred from Level 3 to Level 2 as a result of an increase in trading activity, and thus an increase in the observability of external pricing on certain CDO/CLO positions.

Fair Value Option for Financial Assets and Liabilities

The Company carries certain eligible financial assets and liabilities at fair value through the election of the fair value option permitted by ASC 815 and ASC 825. When the Company elects the fair value option for an eligible item, changes in that item's fair value are recognized within income. Election of the fair value option is irrevocable unless an event that gives rise to a new basis of accounting for that instrument occurs. Interest and dividends income and expense arising from financial instruments for which the fair value option has been elected are recognized within income.

The financial assets and financial liabilities elected for the fair value option by the Company, the reasons for the election during the year ended March 31, 2022 are as follows:

- *Resale agreements/Repurchase agreements* – The Company elected the fair value option for certain of these agreements to mitigate volatility in income caused by the difference in measurement basis that otherwise would arise between these agreements and the derivatives used to risk manage those instruments.

- *Borrowings at fair value* – The Company elected the fair value option for all of the long term borrowings of a consolidated VIE to mitigate the volatility in income that would arise from carrying the assets of the VIE at fair value.

- *Securities received as collateral at fair value / Obligation to return securities received as collateral at fair value* – The Company elected the fair value option for these transactions to record collateral received and repledged similar to trading inventory.

Estimated Fair Value of Financial Instruments Not Carried at Fair Value

Certain financial instruments are not carried at fair value on a recurring basis on the Consolidated Statement of Financial Condition since they are neither held for trading purposes nor elected for the fair value option. These are typically carried at contractual amounts due or amortized cost.

The carrying value of the majority of the following financial instruments will approximate fair value since they are liquid, short-term in nature and/or contain minimal credit risk. These include *Cash,* miscellaneous financial assets included in *Other assets, Securities borrowed, Securities loaned, Deposits with exchanges and cash segregated under federal and other regulations or requirements, Receivables from/Payables to customers, brokers, dealers and clearing organizations, Interest and dividends receivable/payable, Securities sold under agreement to repurchase* and *Securities purchased under agreement to resell.*

Nomura Securities International, Inc.
Notes to Consolidated Statement of Financial Condition (continued)

However, the fair value of other financial instruments may be different than carrying value if they are longer term in nature or contain more than minimal credit risk. Examples may include *Borrowings from Parent* and *Subordinated borrowings*. All of these financial assets and financial liabilities would be generally classified as Level 2 or Level 3 within the fair value hierarchy. As of March 31, 2022, the only longer dated instrument with a material difference between fair value and carrying value was *Subordinated borrowings*.

The following table presents carrying values, estimated fair values and classification within the fair value hierarchy of those fair values for financial instruments which are carried on a basis other than fair value within our Consolidated Statement of Financial Condition as of March 31, 2022. Where line items in our Consolidated Statement of Financial Condition include both financial and non-financial instruments, only the financial instruments are disclosed below. Financial instruments carried at fair value are separately reported in the tables above.

	Carrying value	Fair value	Level 1	Level 2	Level 3
			(Dollars in thousands)		
Assets:					
Cash	$ 2,203,905	$ 2,203,905	$ 2,203,905	$ -	$ -
Deposits with exchanges and cash segregated under federal and other regulations or requirements	649,541	649,541	649,541	-	-
Securities purchased under agreements to resell[1][2]	50,575,917	50,575,917	-	50,113,002	462,915
Securities borrowed	25,029,305	25,029,305	-	25,029,305	-
Receivables from customers, brokers, dealers and clearing organizations	2,653,526	2,653,526	-	2,653,526	-
Interest and dividends	162,828	162,828	-	162,828	-
Other assets	12,317	28,826	7,136	21,690	-
Liabilities:					
Securities sold under agreements to repurchase[1][2]	68,046,016	68,046,016	-	66,498,189	1,547,827
Securities loaned	13,149,518	13,149,518	-	12,941,713	207,805
Borrowings from Parent	3,782,484	3,782,484	-	3,782,484	-
Payables to customers, brokers, dealers and clearing organizations	5,554,744	5,554,744	-	5,554,744	-
Interest and dividends	74,753	74,753	-	74,753	-
Subordinated borrowings	3,700,000	3,600,992	-	1,477,169	2,123,823

[1] Excludes balances carried at fair value under a fair value option election.
[2] Represents amounts after counterparty netting in accordance with ASC 210-20.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

In addition to the financial instruments carried at fair value on a recurring basis, the Company also carries other financial instruments at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Examples of such financial instruments include *Receivables from brokers, dealers and clearing organizations* and *Receivables from customers*. Fair value is only used in specific circumstances after initial recognition such as to measure allowance for credit loss. At March 31, 2022, the Company had an allowance for credit loss of $451.0 million, which is reflected in *Receivables from customers*.

5. Derivative Instruments and Hedging Activities

In the normal course of business, the Company enters into transactions in derivative instruments in order to meet the financing and hedging needs of its customers, to reduce its own exposure to market, credit and liquidity risks, and in connection with its proprietary trading activities. These financial instruments may include interest rate and credit default swaps, exchange traded and OTC options, futures, forward and FX contracts, mortgage-backed to-be-announced securities ("TBAs"), extended settlement trades and securities purchased and sold on a when-issued basis.

Risks arise from unfavorable changes in interest rates, foreign currency exchange rates or the market values of the securities underlying the instruments as well as the possible inability of counterparties to meet the terms of their contracts. The credit risk associated with these contracts is typically limited to the cost of replacing all contracts on which the Company has recorded an unrealized gain.

The Company enters into OTC derivatives, which are negotiated and settled bi-laterally with the derivative counterparty. In addition, the Company enters into certain exchange traded derivatives such as futures and options, and cleared OTC derivative contracts with central counterparties ("CCP"). Exchange traded contracts are generally standardized contracts traded on an exchange and cleared by the CCP. OTC centrally cleared contracts are those contracts which are traded bi-laterally and then novated to a CCP for clearing.

The fair value of all derivatives and associated cash collateral is recorded on a net-by-counterparty basis on the Consolidated Statement of Financial Condition where the Company believes a legal right of offset exists under an enforceable master netting arrangement.

The following table quantifies the volume of the Company's derivative activity recorded in *Trading assets* and *Trading liabilities* on the Consolidated Statement of Financial Condition, as of March 31, 2022, through a disclosure of notional amounts, in comparison with the fair value of those derivatives. All notional and fair value amounts are disclosed on a gross basis, prior to counterparty and cash collateral netting (in thousands):

Nomura Securities International, Inc.
Notes to Consolidated Statement of Financial Condition (continued)

	Contract / Notional [1]	Fair Value Derivative Assets	Fair Value Derivative Liabilities
Equity contracts	$ 49,765,525	$ 853,182	$ 1,175,835
Interest rate contracts [2]	145,940,768	1,059,692	964,929
Credit contracts	20,374,786	157,289	201,871
Foreign exchange contracts	4,258,904	82,901	6,852
Gross derivative instruments [3]	$ 220,339,983	$ 2,153,064	$ 2,349,487

[1] Represents the total contract/notional amount of derivative assets and liabilities outstanding.
[2] Interest rate contracts are primarily comprised of mortgage-backed TBAs.
[3] Notional amounts include notionals related to futures contracts of approximately $18,317,215. The unsettled variation margin on these futures contracts is excluded from the table above and is included in *Receivables from brokers, dealers and clearing organizations* and *Payables to brokers, dealers and clearing organizations* on the Consolidated Statement of Financial Condition.

Offsetting of Derivatives

The Company enters into master netting agreements with substantially all of its derivative counterparties. Where legally enforceable, these master netting agreements give the Company, in the event of default by the counterparty, the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty. For purposes of the Consolidated Statement of Financial Condition, the Company offsets derivative assets and liabilities and cash collateral held with the same counterparty where it has such a legally enforceable master netting agreement.

The following table presents information about offsetting of derivative instruments and related collateral amounts in the Consolidated Statement of Financial Condition as of March 31, 2022 by type of derivative contract, together with the extent to which master netting agreements entered into with counterparties, central clearing counterparties or exchanges permit additional offsetting of derivatives and collateral in the event of counterparty default. Amounts below exclude futures contracts, which are settled daily. The unsettled variation margin on futures contracts is included in *Receivables from brokers, dealers and clearing organizations* and *Payables to brokers, dealers and clearing organizations*, on the Consolidated Statement of Financial Condition. Derivative transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which the Company does not have sufficient evidence of enforceability are not offset in the following table.

	Derivative Assets	Derivative Liabilities
	(dollars in thousands)	
Equity contracts		
OTC settled bilaterally	$ -	$ -
OTC centrally cleared	-	-
Exchange-traded	853,182	1,175,835
Interest rate contracts		
OTC settled bilaterally	454,202	616,824
OTC centrally cleared	605,483	347,696
Exchange-traded	7	409
Credit contracts		
OTC settled bilaterally	157,289	201,871
OTC centrally cleared	-	-
Exchange-traded	-	-
Foreign exchange contracts		
OTC settled bilaterally	82,901	6,852
OTC centrally cleared	-	-
Exchange-traded	-	-
Total gross derivatives balances[1]	2,153,064	2,349,487
Less: Amounts offset in the consolidated statement of financial condition[2]	(1,496,056)	(1,555,056)
Total net amounts reported on the face of the consolidated statement of financial condition[3]	657,008	794,431
Less: Additional amounts not offset in the consolidated statement of financial condition		
Financial instruments and non-cash collateral[4]	-	(395,774)
Net amount	$ 657,008	$ 398,657

[1] Includes all gross derivative asset and liability balances irrespective of whether they are transacted under a master netting agreement or whether the Company has obtained sufficient evidence of enforceability of the master netting agreement. As of March 31, 2022, the gross balance of derivative assets and liabilities documented under master netting agreements for which the Company has not obtained sufficient evidence of enforceability was $247.9 million and $391.9 million, respectively.

[2] Represents amounts offset through counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives under master netting and similar agreements for which the Company has obtained sufficient evidence of enforceability in accordance with ASC 815. As of March 31, 2022, the Company offset a total of $140.4 million of cash collateral receivables against net derivative liabilities and $81.4 million of cash collateral payables against net derivative assets.

[3] Net derivative assets and net derivative liabilities are generally reported within *Trading assets* and *Trading liabilities*, respectively on the Consolidated Statement of Financial Condition.

[4] Represents amounts, such as securities collateral, which are not permitted to be offset on the face of the Consolidated Statement of Financial Condition in accordance with ASC 210-20 and ASC 815 but which provide the Company with a legally enforceable right of offset in the event of counterparty default.

Nomura Securities International, Inc.
Notes to Consolidated Statement of Financial Condition (continued)

Amounts relating to derivative and collateral agreements where the Company does not have the legal right of offset or has not determined with sufficient certainty whether the right of offset is legally enforceable are excluded.

As of March 31, 2022, a total of $71.3 million of cash collateral receivables and $39.7 million of cash collateral payables have not been offset against net derivatives. These amounts were not eligible to be offset, either because they represented excess cash collateral or they related to agreements for which the Company lacked evidence of enforceability. Cash collateral receivables and cash collateral payables are reported within *Receivables from customers, brokers, dealers and clearing organizations* and *Payables to customers, brokers, dealers and clearing organizations,* respectively on the Consolidated Statement of Financial Condition.

Derivatives entered into in contemplation of sales of financial assets

At the balance sheet date, the Company did not have any outstanding transactions that comprise a transfer of a financial asset recorded as a sale with an agreement (for example, a total return swap or similar derivative) entered into with the transferee in contemplation of the initial transfer, whereby the Company retains substantially all of the exposure to the economic return on the transferred financial asset throughout the term of the transaction.

Credit Derivatives

In the normal course of business, the Company enters into credit derivatives, primarily with an affiliate company, as part of its trading activities for credit risk mitigation, proprietary trading positions and for client transactions.

Credit derivatives are derivative instruments in which one or more of their underlying are related to the credit risk of a specified entity (or group of entities) or an index based on the credit risk of a group of entities and that expose the seller to potential loss from credit risk related events specified in the contract. The types of credit derivatives used by the Company are those linked to the performance of a credit default index and single-name credit default swaps.

The Company actively monitors and manages its credit derivative exposures. Where credit protection is sold, risks may be mitigated by purchasing credit protection from other third parties either on identical underlying reference assets or on underlying reference assets with the same issuer which would be expected to behave in a correlated fashion.

The value of these purchased contracts is presented in the following table in the row titled "Protection purchased". These amounts represent purchased credit protection which generally act as a hedge against the Company's written exposure. To the extent the Company is required to pay out under the written credit derivative, a similar amount would generally become due to the Company under the purchased protection.

The following table presents information about the Company's written credit derivatives and the related protection purchased as of March 31, 2022 (in millions):

| | Carrying Value[1] | Maximum Payout on Protection sold or Receivable on Protection Purchased (Notionals) | | | | |
| | | | Years to Maturity | | | |
		Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Protection sold	$ 150 [1]	$ 8,967	$ 2,550	$ 2,173	$ 4,097	$ 147
Protection purchased	$ (181) [1]	$ 10,503	$ 2,550	$ 2,185	$ 4,174	$ 1,594

[1] Carrying values are reported on a gross basis, prior to cash collateral and counterparty netting.

Credit derivatives have a stated notional amount which represents the maximum payment the Company may be required to make under the contract. However, this is generally not a true representation of the amount the Company will actually pay as in addition to purchased credit protection, other risk mitigating factors reduce the likelihood of any payment, including the probability of default and the recovery value of the underlying asset. The Company believes that the maximum potential amount of future payments for credit protection sold does not represent the actual loss exposure based on historical experience.

The following table presents information about the Company's written credit derivatives by external credit rating of the underlying asset. Where written credit derivatives have an index as an underlying, the exposure detailed below has been decomposed into the ratings categories below based on ratings of securities or derivatives comprising the index. Where multiple external ratings exist from the major rating services, the rating designated below is determined as the middle rating when ratings are available from all three major rating services or the lower rating when only two ratings are available, consistent with guidelines specified under the Basel Accords.

Maximum Payout/Notional on Protection sold
(Dollars in Millions)

AAA	AA	A	BBB	BB	Other [1]	Total
$ 77	$ 194	$ 1,615	$ 4,430	$ 1,390	$ 1,261	$ 8,967

[1] Other includes credit derivatives where the credit rating of the underlying referenced asset is below BB or where the credit rating is unavailable.

6. Collateralized Financing Agreements

Offsetting of certain collateralized transactions

The Company enters into collateralized transactions including resale agreements and repurchase agreements, securities borrowing and securities lending transactions, and other secured borrowings mainly to finance trading inventory positions, obtain securities for settlement, and meet customers' needs.

These transactions are documented under industry standard master netting agreements which reduce the Company's credit exposure to counterparties as they permit the close-out and offset of transactions and collateral amounts in the event of default of the counterparty.

In all of these transactions, the Company either receives or provides collateral, including government, agency, mortgage-backed, bank and corporate debt and equity securities. In certain cases, the Company is permitted to use the securities received to secure repurchase agreements, enter into securities lending transactions or to cover short positions with counterparties. In repurchase and resale transactions, the value of collateral typically exceeds the amount of cash transferred. Collateral is generally in the form of securities. Securities borrowing transactions generally require the Company to provide the counterparty with collateral in the form of cash or other securities. For securities lending transactions, the Company generally receives collateral in the form of cash or other securities. The Company monitors the market value of the securities borrowed or loaned and requires additional cash or securities, as necessary, to ensure that such transactions are adequately collateralized for the Company's risk management purposes throughout the life of the transactions.

Resale agreements and repurchase agreements with the same counterparty are offset in the Consolidated Statement of Financial Condition where the specific criteria defined by ASC 210-20 are met. The following table presents information about offsetting of these transactions in the Consolidated Statement of Financial Condition, together with the extent to which master netting agreements entered into with counterparties and central clearing parties permit additional offsetting in the event of counterparty default (in thousands). Transactions which are documented under a master netting agreement for which the Company does not have sufficient evidence of enforceability are not offset in the following table:

	Assets		Liabilities	
	Resale agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance [1]	$ 129,228,560	$ 25,029,305	$ 147,977,099	$ 13,350,421
Less: Amounts offset in the consolidated statement of financial condition [2]	(78,473,128)	-	(78,473,128)	-
Total net amounts reported on the face of the consolidated statement of financial condition [3]	50,755,432	25,029,305	69,503,971	13,350,421
Less: Additional amounts not offset in the consolidated statement of financial condition: [4]				
Financial instruments and non-cash collateral	(45,594,217)	(14,257,749)	(49,837,492)	(12,827,367)
Cash collateral	(23,517)	-	(20,204)	-
Net amount [5]	$ 5,137,698	$ 10,771,556	$ 19,646,275	$ 523,054

[1] Includes all recognized balances irrespective of whether the Company has obtained sufficient evidence of enforceability of the master netting agreement. Amounts include transactions carried at fair value through election of the fair value option and amounts carried at amortized cost. As of March 31, 2022, the gross balance of resale agreements and repurchase agreements documented under master netting agreements for which the Company has not obtained sufficient evidence of enforceability was

Nomura Securities International, Inc.
Notes to Consolidated Statement of Financial Condition (continued)

$5,002,453 thousand and $19,270,837 thousand, respectively. As of March 31, 2022, the gross balance of securities borrowing transactions and securities lending transactions documented under master netting agreements for which the Company has not obtained sufficient evidence of enforceability was $10,667,060 thousand and $420,580 thousand, respectively.

(2) Represents amounts offset through counterparty netting of repurchase agreements and resale agreements under master netting and similar agreements for which the Company has obtained sufficient evidence of enforceability in accordance with ASC 210-20. Amounts offset include transactions carried at amortized cost.

(3) Resale agreements and securities borrowing transactions are reported within *Collateralized financing agreements* on the Consolidated Statement of Financial Condition as *Securities purchased under agreements to resell* and *Securities borrowed*, respectively. Repurchase agreements and securities lending transactions are reported within *Collateralized financing agreements* on the Consolidated Statement of Financial Condition as *Securities sold under agreements to repurchase* and *Securities loaned*, respectively. Amounts reported under securities lending transactions also include transactions where the Company lends securities and receives securities that can be sold or pledged as collateral. The Company recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The $200.9 million liability is reported within *Obligation to return securities as collateral* on the Consolidated Statement of Financial Condition.

(4) Represents amounts which are not permitted to be offset on the face of the Consolidated Statement of Financial Condition in accordance with ASC 210-20 but which provide the Company with the right of offset in the event of counterparty default. Amounts relating to agreements where the Company has not yet determined with sufficient certainty whether the right of offset is legally enforceable are excluded.

(5) Remaining exposures continue to be secured by financial collateral, but the Company may not have sought or been able to obtain a legal opinion evidencing enforceability of the offsetting right.

Maturity analysis of repurchase agreements and securities lending transactions and securities transferred in repurchase agreements and securities lending transactions

The following two tables present analyses of the total gross balance of liabilities recognized in the Consolidated Statement of Financial Condition for repurchase agreements and securities lending transactions by remaining contractual maturity of the agreement and class of securities transferred as of March 31, 2022. Amounts reported are shown prior to counterparty netting in accordance with ASC 210-20 (in thousands):

	Remaining contractual maturity					
	Overnight and open[1]	Up to 30 days	30-90 days	90 days - 1 year	Greater than 1 year	Total
Repurchase agreements	$ 110,855,153	$ 19,075,965	$ 6,103,346	$10,353,214	$ 1,589,421	$ 147,977,099
Securities lending transactions	12,205,097	1,188	297,363	638,968	207,805	13,350,421
Total gross recognized liabilities[2]	$ 123,060,250	$ 19,077,153	$ 6,400,709	$10,992,182	$ 1,797,226	$ 161,327,520

Security analysis

	Repurchase agreements	Securities lending transactions	Total
Residential mortgage-backed securities - agency	$ 14,012,737	$ -	$ 14,012,737
Residential mortgage-backed securities - non-agency	2,085,538	-	2,085,538
Commercial mortgage-backed securities (CMBS)	12,072	-	12,072
U.S. and foreign government and agency securities	121,249,596	10,869	121,260,465
Equity securities	3,215,724	11,918,279	15,134,003
Bank and corporate debt securities	5,599,832	700,787	6,300,619
Collateralized debt/loan obligations	1,801,600	720,486	2,522,086
Total gross recognized liabilities[2]	$ 147,977,099	$ 13,350,421	$ 161,327,520

[1] Open transactions do not have an explicit contractual maturity date and are terminable on demand by the Company or the counterparty.

[2] Repurchase agreements and securities lending transactions are reported within *Collateralized financing agreements* on the Consolidated Statement of Financial Condition under *Securities sold under agreements to repurchase* and *Securities loaned*, respectively.

Collateral received by the Company

The Company receives collateral in the form of securities in connection with Resale agreements and securities borrowed. When the Company borrows securities, it collateralizes the lender by pledging cash or other securities. The Company additionally receives securities as collateral in connection with certain securities-for-securities transactions in which the Company is the securities lender.

At March 31, 2022, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $174.7 billion and the fair value of the portion that had been sold or repledged was $170.2 billion.

Collateral pledged by the Company

The Company pledges firm-owned securities to collateralize repurchase agreements and securities loaned transactions. In addition, the Company pledges firm-owned securities in securities for securities transactions in which the Company is the borrower. Pledged securities that can be sold or repledged by the secured party are $7.2 billion at March 31, 2022 and are disclosed in parenthesis as pledged within *Trading assets* on the Consolidated Statement of Financial Condition. *Trading assets* owned which have been pledged as collateral without allowing the secured party the right to sell or repledge them, was approximately $18.4 billion at March 31, 2022.

7. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations consist of the following at March 31, 2022 (in thousands):

	Receivables	Payables
Receivables from/payables to brokers, dealers and clearing organizations	$ 1,128,351	$ 2,450,627
Securities failed-to-deliver/receive	1,239,606	108,851
Pending trades, net	-	2,527,578
Total	$ 2,367,957	$ 5,087,056

Receivables from/payables to brokers, dealers and clearing organizations primarily include cash collateral deposited with clearing organizations including initial and variation amounts related to futures contracts as well as unsettled variation margin and margin on repurchase and resale agreement. Securities failed-to-deliver and receive represent the contract value of securities which have not been delivered or received by the Company on settlement date. Pending trades represent the net amount payable on unsettled regular-way securities transactions.

8. Subordinated Borrowings

The Company's subordinated borrowings are term borrowings covered by agreements approved by FINRA and are included by the Company in regulatory net capital, as defined, under the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"). Each term borrowing agreement contains an evergreen provision that automatically extends the maturity by one year unless specified actions are taken prior to maturity date. To the extent that such borrowings are required for the Company's continued compliance with minimum regulatory net capital requirements, repayment is deferred.

Borrowings at March 31, 2022 are as follows (dollars in thousands):

Lender	Par Value	Type	Maturity Date	Interest Rate
NHA	$ 500,000	Term	March 31, 2024	Variable
NHA	300,000	Term	December 31, 2023	Variable
NHA	1,500,000	Term	December 30, 2022	Variable
NHA	1,000,000	Term	May 9, 2023	Variable
NHA	400,000	Term	April 24, 2023	Variable
	$ 3,700,000			

At March 31, 2022, the interest rate on these borrowings was 1.4%, which is based on SOFR plus a spread. Interest payable was $4.0 million at March 31, 2022. The weighted average effective interest rate on these borrowings during the year ended March 31, 2022 was approximately 1.2%.

Nomura Securities International, Inc.
Notes to Consolidated Statement of Financial Condition (continued)

9. Leases

The Company primarily enters into lease contracts as a lessee of office space. Leases with terms exceeding one year are recognized as a right-of-use ("ROU") asset and corresponding lease liability.

The following table provides information related to the Company's leases at March 31, 2022 (in thousands):

ROU assets	$	11,618
Lease liabilities	$	13,786
Weighted-average for operating leases:		
Remaining lease term, in years		5.5
Discount rate		1.9%
Supplemental cash flow information		
Cash paid for amounts included in the measurement of lease liabilities - operating cash flows	$	1,602

10. Off-Balance Sheet Risks and Concentration of Credit and Market Risk

Financial Instruments with Off-Balance Sheet Risk

The Company has sold securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation within *Trading liabilities* on the Consolidated Statement of Financial Condition at March 31, 2022, at the fair values of such securities and will incur a loss if the fair value of the securities increases subsequent to March 31, 2022. Generally, the Company limits this risk by holding offsetting securities, futures or options positions.

Credit Risk

The Company is engaged in various trading and brokerage activities with counterparties which include domestic financial institutions, multinational corporations, the U.S. government and its agencies, security exchanges and clearing organizations. A substantial portion of the Company's securities transactions are collateralized.

The Company's exposure to credit risk associated with the nonperformance of these customers and counterparties in fulfilling their contractual obligations may be directly impacted by volatile or illiquid trading markets.

The Company is subject to concentrated credit risk due to the amount of positions it holds in securities issued by the U.S. and foreign governments and their agencies as well as mortgage-backed securities

guaranteed by the U.S. government agencies. Such amounts which are carried at fair value and reflected within *Trading assets* on the Consolidated Statement of Financial Condition, represented approximately 26% of the Company's total assets as of March 31, 2022. The Company is also exposed to credit risk that arises from the failure of a counterparty to perform according to the terms of the contract. The Company's exposure to credit risk at any point in time is approximated by the fair value of the contracts reported as assets. These amounts are reported on a net-by-counterparty basis consistent with ASC 815-10-45.

The Credit Risk Management ("CRM") department manages the credit risk exposure that arises from transactions. The CRM department is an independent control function. The Company's process for managing credit risk includes:

- Evaluation of likelihood that a counterparty defaults on its payments and obligations;
- Assignment of internal credit ratings to all active counterparties;
- Approval of extensions of credit and establishment of credit limits;
- Measurement, monitoring and management of the firm's current and potential future credit exposures;
- Setting credit terms in legal documentation including margin terms;
- Use of appropriate credit risk mitigants including netting, collateral and hedging;
- Active communication and co-operation with various stakeholders such as Trading units, Operations, Legal department, Compliance and Finance.

The CRM department has determined there is no direct or material indirect impact to the Company with regards to the ongoing Russia-Ukraine conflict.

Market Risk

The Company is exposed to market risk. Market risk is the risk of loss arising from fluctuations in the value of assets and debts (including off-balance sheet items) due to fluctuations in market risk factors (interest rates, FX rates, prices of securities and others). Market risk primarily impacts the Company's trading activities.

Effective management of market risk requires the ability to analyze a complex and constantly changing global market environment, identify problematic trends and ensure that appropriate action is taken in a timely manner.

The Company uses a variety of complementary tools to measure, model and aggregate market risk. The principal statistical measurement tool used to assess and monitor market risk on an ongoing basis is Value at Risk ("VaR"). Limits on VaR are set in line with the Company's risk appetite as expressed through economic capital. In addition to VaR, the Company uses sensitivity analysis and stress testing to measure and analyze its market risk. Sensitivities are measures used to show the potential changes to a portfolio due to standard moves in market risk factors. They are specific to each asset class and cannot usually be

aggregated across risk factors. Stress testing explores portfolio risks or tail risks, including non-linear behaviors and can be aggregated across risk factors at any level of the group hierarchy. Market risk is monitored against a set of approved limits, with daily reports and other management information provided to the business units and senior management. VaR is a measure of the potential loss in the value of the Company's trading positions due to adverse movements in markets over a defined time horizon with a specified confidence level. Market risks that are incorporated in the VaR model include equity prices, interest rates, credit, FX rates, and commodities with associated volatilities and correlations.

11. Commitments, Contingent Liabilities and Guarantees

Commitments

At March 31, 2022, the Company has commitments to enter into forward starting resale and repurchase agreements totaling $21.1 billion and $17.7 billion, respectively. There is no fair value attributed to these commitments.

In addition, the Company has a contingent obligation to provide financing in the form of resale agreements to two clearinghouses through which it clears certain transactions. The contingent facility is provided by all members of the clearinghouses and is designed to ensure liquidity to the clearinghouses in the event of a default of a major firm. The Company's commitment changes monthly based on the volumes it clears as compared to other clearing members. As of March 31, 2022, the amount of the contingent commitment facility was $6.4 billion.

In the normal course of business, the Company enters into underwriting commitments; there were no open transactions relating to such underwriting commitments at March 31, 2022.

Contingencies

In the normal course of business the Company is involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer loss from any fines, penalties or damages awarded against the Company, any settlements the Company chooses to make to resolve a matter, and legal and other advisory costs incurred to support and formulate a defense.

The ability to predict the outcome of these actions and proceedings is inherently difficult, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage or where the matters present novel legal theories or involve a large number of parties.

The Company regularly evaluates each legal proceeding and claim on a case-by-case basis in consultation with legal counsel to assess whether an estimate of possible loss or range of loss can be made, if recognition of a liability is not appropriate. In accordance with ASC 450 *"Contingencies"* ("ASC 450"), the Company recognizes a liability for this risk of loss arising on each individual matter when a loss is probable and the amount of such loss or range of loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available. If these criteria are not met for an individual matter, such as if an estimated loss is only reasonably possible rather than probable,

no liability is recognized. However, where a material loss is reasonably possible, the Company will disclose details of the legal proceeding or claim below. Under ASC 450 an event is defined as reasonably possible if the chance of the loss to the Company is more than remote but less than probable.

The most significant actions and proceedings against the Company are summarized below. The Company believes that, based on current information available as of the date of this Consolidated Statement of Financial Condition, the ultimate resolution of these actions and proceedings will not be material to the Company's financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect within income or cash flows in a particular quarter or annual period.

In March 2017, certain subsidiaries of American International Group, Inc. ("AIG") commenced proceedings in the District Court of Harris County, Texas against certain entities and individuals, including the Company, in connection with a 2012 offering of $750 million of certain project finance notes, of which $92 million allegedly were purchased by AIG. AIG alleges violations of the Texas Securities Act based on material misrepresentations and omissions in connection with the marketing, offering, issuance and sale of the notes and seeks rescission of the purchases or compensatory damages. The action was resolved in a confidential settlement in March 2022 and had no material impact on the Company.

In June 2019, a consolidated class action complaint was filed in the United States District Court for the Southern District of New York against a number of financial institutions, including the Company, alleging violations of U.S. antitrust law in relation to the alleged manipulation of the primary and secondary markets for European government bonds. The Plaintiffs have filed a Fourth Amended Consolidated Class Action Complaint and the action is moving into the discovery phase.

The Company is also cooperating with the Securities and Exchange Commission ("SEC") in connection with an investigation of compliance with records preservation requirements relating to the use of non-Nomura approved messaging platforms for business communications. The SEC has stated that it is conducting similar investigations of record preservation practices at other financial institutions. The ultimate outcome of this matter cannot be determined at this time and, consequently, it is not possible to assess its impact, if any, on the Company.

At March 31, 2022, the Company had recorded approximately $2.1 million in *Other payables and accrued liabilities* related to contingencies.

Guarantees

The Company applies the provisions of ASC 460, *Guarantees* ("ASC 460"), which provides accounting and disclosure requirements for certain guarantees. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or FX rate, security or commodity price, an index, or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no contingent liability is recorded on the Consolidated Statement of Financial Condition.

The Company is a sponsoring member of the Government Securities Division of the Fixed Income Clearing Corporation's ("FICC") Sponsored Repo program. Clients of the Company, as sponsored members, can transact in overnight securities repurchase and resale agreements, which are cleared through FICC. As sponsoring member, the Company guarantees to FICC the prompt and full payment and performance of its clients' obligations. The Company minimizes credit exposure under this guarantee by either obtaining a security interest or title transfer in its sponsored member clients/collateral and their contractual rights under sponsored member transactions. Therefore, the Company's exposure is estimated to be an amount substantially lower than the maximum potential payout amount. The collateral amount in which the Company has a security interest is approximately equal to the maximum potential payout amount of the guarantee. At March 31, 2022, the guaranteed amount of overnight repurchase and resale agreements was $13.8 billion and $3.9 billion, respectively.

The Company enters into certain derivative contracts that meet the ASC 460 definition of guarantees. Because the Company does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, the Company has disclosed information about derivative contracts that could meet the ASC 460 definition of guarantees.

For information about the maximum potential amount of future payments that the Company could be required to make under certain derivatives, such as written put or call options, the notional amount of contracts has been disclosed. The Company records all derivative contracts at fair value on its Consolidated Statement of Financial Condition. The Company believes the notional amounts generally overstate its risk exposure. Because the derivative contracts are accounted for at fair value, carrying value is considered to be the best indication of payment/performance risks for individual contracts.

The following table sets forth information about the Company's derivative contracts that could meet the definition of a guarantee (other than credit derivatives disclosed as protection sold in Note 5) as of March 31, 2022 (in millions):

		Maximum Payout / Notional By Period of Expiration					
		Years to Maturity					
Carrying Value of Liability	Maximum Payout	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	
$ 1,168	$ 23,771	$ 23,131	$ 612	$ -	$ -	$ 28	

12. Transactions with Related Parties

The Company regularly enters into dealer, trading, clearing and financing transactions with NHI and affiliates. In the normal course of business, the Company pays commissions to affiliates for trades executed with affiliates on behalf of its clients.

Operational and Administrative Arrangements

The Company reimburses NHA and affiliates for the expenses incurred in providing office space and other equipment used by the Company, which is reflected within income. Additionally, the Company reimburses NHA, NHI and their affiliates, (collectively "the affiliates") for expenses and certain other costs, which the affiliates pay on behalf of the Company.

The Company receives reimbursements from the affiliates for certain expenses incurred and services rendered by the Company on the affiliates' behalf, which include back and front office expense reimbursements. These fees are reflected within income.

Transaction Execution Services Agreement

The Company is a party to a Transaction Execution Services Agreement ("TESA") involving certain other Nomura affiliates ("TESA Affiliates") where the parties to the TESA provide trade execution services ("Services") for certain products to one or more of the other TESA Affiliates in accordance with US transfer pricing regulations and Organization for Economic Co-operation and Development transfer pricing guidelines. The Company receives amounts related to profits on positions as well as interest revenue, less certain deductions for direct and indirect costs related to the revenues ("TESA Revenues"). TESA revenues are determined on a fiscal year to date basis. The Company records these Revenues received within income.

The Company is also a party to transfer pricing arrangements in which the Company, and affiliate companies, Nomura Corporate Funding Americas, LLC ("NCFA"), a wholly owned subsidiary of NHA, and Nomura International, plc ("NIP"), a wholly owned subsidiary of NHI, agree to share in the net revenues on certain loans and loan commitments, which are extended by either NCFA or NIP. As with the TESA agreement above, for some of these arrangements the Company receives a share of overall profits after the affiliate is reimbursed for cost of funds or capital usage charge. Similarly, these revenues received and reimbursements paid are reported within income.

Sales Credits

The Company pays to or receives from other Nomura entities, sales credits essentially representing an internal commission to an entity involved in sales efforts. Payments and receipts of sales credits are recorded in income.

At March 31, 2022, balances with related parties are included in the accompanying Consolidated Statement of Financial Condition captions as follows (in thousands):

Assets

Securities purchased under agreements to resell[1]	$	21,271,293
Securities borrowed		10,071,869
Trading assets		81,490
Receivables:		
Customers		17,412
Brokers, dealers and clearing organizations		225,740
Interest and dividends		32,160
Other assets		61,620

Liabilities

Securities sold under agreements to repurchase[1]	$	15,016,342
Securities loaned		9,459,991
Borrowings from Parent		3,782,484
Trading liabilities		33,807
Payables and accrued liabilities:		
Brokers, dealers and clearing organizations		1,774,578
Customers		270,586
Interest and dividends		13,180
Other		86,210
Subordinated borrowings		3,700,000

[1] Represents amounts after counterparty netting in accordance with ASC 210-20.

Receivables from brokers, dealers and clearing organizations is primarily related to cash collateral receivable on repurchase agreements and *Securities borrowed* from affiliate companies, mainly NIP and Nomura Financial Products Services ("NFPS").

Payables to brokers, dealers and clearing organizations is primarily related to cash collateral payable to affiliate companies, mainly Nomura Financial Products and Services ("NFPS") and Nomura Global Financial Products Inc. ("NGFP"), in the Company's capacity as clearing broker for the affiliates on exchange traded derivatives.

Payables to customers is primarily comprised of cash collateral payable to NGFP.

In addition to the subordinated borrowings described in Note 8, at March 31, 2022, the Company had an overnight loan of $3.8 billion payable to NHA. At March 31, 2022, the interest rate payable on this loan was 1.4%.

Other assets and *Other liabilities* are primarily comprised of accrued revenues/expenses related to transfer pricing and other miscellaneous receivables/payables related to operational and administrative arrangements discussed above.

13. Income Taxes

The Company is included in the consolidated federal and certain combined state and local income tax returns filed by NHA and Subsidiaries (the "Group"). The Company and the Group have a practice whereby federal and state and local income and capital taxes are determined for financial reporting purposes on a separate company basis. The accrual for unrecognized tax benefits, on the other hand, is accrued on a weighted basis of the Company's share of the Group's unrecognized tax benefits. Federal, and certain state and local income and capital taxes were paid to NHA in accordance with this practice. As such, income taxes payable of $107.4 million, primarily payable to NHA for the federal, is included in *Taxes payable,* and income taxes receivable from various states of $5.0 million is included in *Other assets*. Capital tax payable of $35 thousand is included in *Other assets* in the Consolidated Statement of Financial Condition as of March 31, 2022.

The effective tax rate differs from the statutory federal tax rate of 21% primarily due to the maintenance of a full valuation allowance ("VA") used to offset the Company's deferred tax assets ("DTAs"), which fail to meet the ASC 740 recognition test, and accrual of state and local taxes including prior year's accrual to tax return adjustments.

The components of the Company's net DTA at March 31, 2022, are as follows (in thousands):

Deferred tax assets	$	176,275
Less valuation allowance		(172,931)
		3,344
Deferred tax liabilities		(3,344)
Net deferred tax asset/(liability)	$	-

ASC 740 prescribes an asset and liability approach to accounting for taxes that requires the recognition of DTAs and deferred tax liabilities ("DTLs") for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. In estimating future tax consequences, ASC 740 generally considers all expected future events other than future enactment of changes in the tax law or rates. The gross DTAs relate primarily to compensation accruals, state net operating loss ("NOL") carryforwards, and certain other accrued expenses.

A VA of $172.9 million has been maintained against the Company's DTAs in accordance with the realization criteria set forth in ASC 740. The net decrease in the total VA of $5.2 million was primarily

attributable to the movement in the compensation accrual offset by the decrease in the state effective tax rate.

At March 31, 2022, the Company had New York State ("NYS") and New York City ("NYC") NOL carryforwards of approximately $450 million and $346 million respectively. Both NYS and NYC NOL will expire beginning March 31, 2035.

Rollforward of unrecognized tax benefits (in thousands):

Balance at April 1, 2021	$	11,528
Current year activity		-
Balance at March 31, 2022	$	11,528

The balance of the net unrecognized tax benefits, due to uncertainties in tax law/acceptance of application of new rules, is included in *Other payables and accrued liabilities* on the Consolidated Statement of Financial Condition as of March 31, 2022. If recognized, these benefits would favorably impact the effective tax rate in future periods.

The Company did not accrue any interest expense or tax penalty on the unrecognized tax benefits during the year. The Company does not expect any significant changes in the balance of unrecognized tax benefits within the next twelve months.

As of March 31, 2022, the Company is subject to tax examination for tax years ending March 31, 2019 through 2021 at the federal level and for tax years ending March 31, 2018 through 2020 at the NYS and NYC level. The company is currently under NYS audit for the tax years ending March 31, 2017 and 2018.

14. Variable Interest Entities and Securitizations

Variable Interest Entities

In the normal course of business, the Company acts as transferor of financial assets to VIEs, and underwriter, distributor, and seller of repackaged financial instruments issued by VIEs in connection with its securitization activities. In addition, the Company retains, purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities.

Under ASC 810-10-15, if the Company has an interest in a VIE that provides the Company with control over the most significant activities of the VIE and the right to receive benefits or the obligation to absorb losses that could be significant to the VIE, the Company is the primary beneficiary of the VIE and must consolidate the entity, provided that the Company does not meet separate tests confirming that it is acting as a fiduciary for other interest holders.

Control over the most significant activities may take a number of different forms in different types of VIEs. For certain types of transactions, such as securitizations of residential mortgage pass through securities and other mortgage-backed securities (Re-securitization transactions), there are no significant economic decisions made on an ongoing basis and no single investor has the unilateral ability to liquidate the trust. In these cases, the Company focuses its analysis on decisions made prior to the closing of the initial transaction. If one or a number of third party investors share responsibility for the design of the Re-securitization trust and purchase a significant portion of the resulting securities, the Company does not consolidate the Re-securitization trust.

The Company has sponsored numerous Re-securitization transactions and in many cases has determined that it is not the primary beneficiary on the basis that control over the most significant activities of these entities are shared with third party investors.

However, the Company has consolidated one Re-securitization trust VIE, where it was determined that third party investors did not share in the responsibility for the design of the Re-securitization trust, as evidenced by less than significant purchases of the resulting securities by third party investors on the date of the Re-securitizations. As of March 31, 2022, the underlying assets of the consolidated VIE which are primarily comprised of mortgage-backed securities, were approximately $164.1 million and are included in *Trading Assets* on the Consolidated Statement of Financial Condition. Additionally, as of March 31, 2022, underlying liabilities of the Re-Securitization trust VIE, were approximately $111.8 million. These underlying liabilities are long term in nature and range in maturity from 2036 through 2037 and are included in *Borrowings at fair value* on the Consolidated Statement of Financial Condition. During the year ended March 31, 2022, the weighted average interest rate on these liabilities was 1.0%. The Company's maximum remaining exposure to economic loss related to the consolidated Re-securitization trust VIE is limited to the amount of its interest in the VIE, which was approximately $52.3 million at March 31, 2022. The Company also consolidates the assets and liabilities of CLOs in which it holds a controlling equity investment. As of March 31, 2022, the Company did not hold a controlling equity investment in any CLO, thus no CLO was consolidated.

The Company also holds variable interests in VIEs where it is not the primary beneficiary. These include interests in residential re-securitizations sponsored by the Company, as well as interests in third party vehicles such as agency mortgage passthrough trusts, agency and non-agency collateralized mortgage obligations, collateralized debt obligations and collateralized loan obligations. As of March 31, 2022, the Company's variable interests in such VIEs were approximately $11.9 billion and are included within *Trading assets* on the Consolidated Statement of Financial Condition. The Company's maximum exposure to loss associated with these VIEs is approximately $11.9 billion; this does not include the offsetting benefit of any financial instruments that the Company may utilize to economically hedge the risks associated with the Company's variable interests.

Securitizations

As discussed above, the Company transfers assets to special purpose entities ("SPEs") that securitize mortgage passthrough securities and other types of financial assets. The Company's involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests

issued by SPEs to investors. The Company accounts for the transfer of financial assets as a sale when the Company relinquishes control over the assets.

ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the beneficial interests and (c) the transferor has not maintained effective control over the transferred assets. The Company may obtain an interest in the financial assets, including retained interest in the SPEs. These interests are accounted for at fair value and are included in *Trading assets* on the Consolidated Statement of Financial Condition.

During the year ended March 31, 2022, the Company recorded as sales, transfers of approximately $16.8 billion in financial assets to re-securitization SPEs in which the Company has continuing involvement in the form of retained interests. The Company received cash proceeds and retained interests at closing of approximately $14.9 billion and $1.9 billion, respectively. Most of these retained interests were sold subsequent to the closing of the respective securitizations.

At March 31, 2022, the Company's retained interests were approximately $1.1 billion and are included within *Trading assets* as mortgage-backed securities. All retained interests held by the Company at March 31, 2022 are classified within Level 2 and Level 3 assets within the fair value hierarchy. The outstanding principal balance of financial assets transferred to SPEs in which the Company has continuing involvement, but is not required to consolidate, was $37.7 billion as of March 31, 2022.

For the year ended March 31, 2022, the Company received approximately $349.0 million of proceeds from the retained interests in SPEs. During the year ended March 31, 2022, the Company did not provide financial support beyond its contractual obligations to any VIEs.

15. Employee Benefit Plans

Substantially all employees of the Company are covered under the Company's Retirement Investment Plan. Certain qualified employees are also eligible to participate in the Supplemental Employee Retirement Plan. The Company's contribution to these defined contribution plans is based on employees' compensation.

Deferred Compensation

Certain of the Company's employees participate in cash settled deferred compensation awards based on NHI stock or a broad equity index. The Company also hedges a portion of this economic exposure with affiliates. Types of awards granted include Notional Stock Units ("NSU"), Collared Notional Stock Units ("CSU"), and Notional Indexed Units ("NIU"). NSUs vest annually in equal increments over a three or five year period. CSUs and NIUs vest quarterly in equal increments over a three year period.

In fiscal year 2020, as part of a retention effort, the Company granted one year and two year cash awards, plus performance based NSUs and cash awards, to certain employees. The performance awards vest over a four year period.

The Company's ultimate payment is contingent on the relevant fair value calculation at the vesting date. The Company accrues compensation over time as employees progress toward vesting of each award. The Company also hedges a portion of the economic exposure of these awards and records the impact of the NSU and CSU hedges within compensation expense.

The Company recorded a reduction in accrued compensation of $22.5 million on the Consolidated Statement of Financial Condition for the amounts paid to employees during the year ended March 31, 2022.

In addition to cash settled deferred compensation awards, certain of the Company's employees are granted the right to receive NHI stock under Restricted Stock Units ("RSU awards"). RSUs vest annually in equal increments over a three year period. RSU awards do not receive dividends or dividend equivalent amounts that would have been paid had actual NHI shares been granted during the vesting period. RSUs are measured at fair value based on the number of units granted multiplied by the stock price at the grant date, adjusted for a discount related to the present value of the expected dividends to be paid on NHI shares during the vesting period (and which will not be paid on the unvested RSU). Compensation cost is recognized on a straight-line basis over the service period from the grant date to the vesting date. The Company accounts for the RSU awards as a capital contribution from the Parent.

Cash settled deferred compensation awards and RSUs include Full Career Retirement ("FCR") provisions which permit recipients of the awards to continue to vest in the awards upon voluntary termination if certain criteria based on corporate title and length of service within Nomura are met, provided the retiring employee does not work for a competitor.

The related deferred award amortization expense of an employee eligible for FCR is fully recognized in the first year of issuance if the employee's FCR date has either passed or is within six (6) months of the issuance date, as long as the employee has not submitted notification to Nomura of an election to retire during a specific window. If the employee's FCR date is beyond six (6) months of issuance but prior to a component award's vest date, the associated amortization period of the issued deferred awards may not exceed the FCR date.

16. Net Capital

As a registered broker-dealer, the Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum regulatory net capital. The Company utilizes the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum regulatory net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit items arising from customer transactions, as defined. The Company is also subject to CFTC Regulation 1.17, which requires the maintenance of regulatory net capital of 8% of the total risk margin requirement, as defined, for all positions carried in customer accounts plus 8% of the total risk margin requirement, as defined, for all positions carried in non-customer accounts or $1,000,000, whichever is greater.

At March 31, 2022, the CFTC minimum requirement of 8% of the total risk margin requirement, as defined, for all positions carried in customer accounts plus 8% of the total risk margin requirement, as defined, for all positions carried in non-customer accounts resulted in a greater regulatory net capital requirement than

the SEC's requirement. At March 31, 2022, the Company had regulatory net capital of approximately $2,924.4 million, which was approximately $2,827.7 million in excess of required net capital.

Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies.

17. Subsequent Events

The Company has evaluated subsequent events through May 27, 2022, the date as of which this Consolidated Statement of Financial Condition is available to be issued.

On May 27, 2022, the Company made a dividend distribution of $300 million and a capital distribution of $200 million to NHA.